1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV:ITR ; NYSE American: ITRG
December 14, 2023	www.integraresources.com

INTEGRA PUBLISHES ANNUAL SUSTAINABILITY REPORT AND PROVIDES
STAKEHOLDER UPDATE

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce the publication of its 3rd annual Sustainability Report, outlining performance and progress in the Company's Environmental, Social, and Governance ("ESG") practices at the DeLamar Project ("DeLamar" or the "Project") located in southwest Idaho.

  Sustainability Report Highlights: Integra's annual report showcases progress in key sustainability metrics at DeLamar, including the completion of comprehensive environmental baseline studies supporting responsible mine plan design and the Company's first public disclosure of sustainability goals that drive performance towards resilient operations.
  Stakeholder Engagement Growth: Integra increased efforts in stakeholder engagement programs, tracking interactions with over 6,200 stakeholders surrounding DeLamar in 2022. Key stakeholders include civic/non-profit organizations, local residents, Tribal Nations, educational institutions, as well as others, highlighting the Company's transparent and collaborative approach to project development. To view a summary video of local stakeholder interviews regarding DeLamar, click on the following link: https://youtu.be/e5TE94AjJWI
  Governor's Proclamation: The Company was honored to receive an official proclamation from Idaho's Governor, Brad Little, declaring August 18, 2023 as "DeLamar Day" in the great State of Idaho. To read the proclamation, click on the following link: https://gov.idaho.gov/wp-content/uploads/2023/09/delamarday.pdf
  Historic Hall of Fame Induction: Carolyn Loder, Integra Board Member and Chair of the Board's ESG Committee, was recently inducted into the National Mining Hall of Fame. This achievement signifies the first living woman to be inducted into the Hall of Fame and recognizes Carolyn's devotion to preserving mining viability and promoting robust engagement with Tribal Nations and local communities.

Integra's President, CEO & Director, Jason Kosec commented: "Significant progress in the advancement of DeLamar has been made this year with the completion of baseline field studies to support advanced mine design work. We consider the achievement of our sustainability goals, particularly with respect to our social performance, as a key value-driver for both our investors and our communities. The honor of receiving the Governor of Idaho's proclamation for DeLamar Day is not only representative of this jurisdiction's strong support for the revitalization of the DeLamar Project, but also acknowledges the breadth of benefits the State sees in the responsible development of its natural resources. Furthermore, I would like to acknowledge the prestigious induction of Carolyn Loder, Chair of the Integra Board of Directors' ESG Committee, into the National Mining Hall of Fame, recognizing her exceptional work with Tribal Nations and mining communities across the United States."

Sustainability Report

Integra's latest Sustainability Report for DeLamar is a comprehensive document that outlines the Company's commitments and performance in its ESG practices. The Sustainability Report speaks to the vast amount of work various departments have completed, advancing Integra's vision for developing projects that generate an enduring positive legacy for both the community and shareholders.

The report is available on Integra's website by clicking on the following link:

https://integraresources.com/site/assets/files/2572/integrareport_medium_fv.pdf

A summary of ESG milestones highlighted in the Sustainability Report for DeLamar include:

Environment:

  Baseline Studies - in advance of submitting the Mine Plan of Operations for DeLamar and beginning the National Environmental Policy Act ("NEPA") process, Integra invested approximately US$2.7 million conducting comprehensive baseline studies over the course of 2022 and continued this work through 2023. The baseline studies gather essential data to develop environmental mitigation strategies on future proposed mining operations.
  Zero Reportable Spills at DeLamar - continuing Integra's strong record of performance in environmental management.
  Mine Plan Engineering for DeLamar - focus on the advanced study and design of the proposed mine plan, including specific focus on water quality, water quantity, biodiversity preservation, and community considerations.

Social:

  Stakeholder Outreach - over the course of 2022, Integra engaged with over 6,200 stakeholders surrounding DeLamar, with the top categories being civic/non-profit organizations, local residents, and educational institutions.
  Tribal Nation Consultation - Integra continues to place great importance on building relationships with Tribal Nations with traditional, ancestral, and contemporary lands surrounding DeLamar. Feedback received expressed a need for increased, early (pre-NEPA) engagement, and on-the-ground monitoring, which led to a Tribal Cultural Resource Monitor training held in partnership between Tribal Nations, Integra, the Boise District Bureau of Land Management ("BLM"), and the Idaho National Guard.
  Community Investment - Integra invested approximately US$100,000 into its local communities in donations, sponsorships, and in-kind support, guided by the Company's Community Investment Policy.
  Health & Safety - 2022 saw a significant improvement in Health & Safety incident rates, with rates of 0.0 for both the 42,000 employee hours and 20,000 contractor hours worked at DeLamar.

Governance:

  Culture Committee - to further operationalize Integra's core values throughout the day-to-day experience of the Integra team, the Culture Committee was formed in March of 2022 and has held several meetings to foster, monitor, and improve Integra's culture.

  Diversity & Inclusion - Women of Integra events have been a welcome and consistent action to underscore the Company's commitment to diversity and inclusion, and have regular involvement from site staff, management, and the Board.

DeLamar Day Governor Proclamation

Integra was honored to receive an official proclamation from Brad Little, Governor of the State of Idaho, proclaiming August 18, 2023 as "DeLamar Day" in the great State of Idaho.  This proclamation underscores the State's recognition of the pivotal role of mining in Idaho's history, and the important contributions to the State that responsible natural resource development will continue to play. The proclamation also highlights Integra's commitment to responsible and sustainable resource development, emphasizing modern mining practices, environmental protection, and community engagement. This year's DeLamar Day event attracted roughly 250 Owyhee and Malheur County residents to Jordan Valley, and celebrated the rich Tribal, Basque, ranching and mining cultural fabric of the region.

Idaho Governor Brad Little's Proclamation can be viewed in the following link:

https://gov.idaho.gov/wp-content/uploads/2023/09/delamarday.pdf

Social Performance

The Sustainability Report published today highlights the strong social performance that has been established upon the Company's firm commitment to building genuine relationships within the communities in which we operate. Integra firmly believes that resilient relationships are integral to the sustainable success of the business, and acknowledges the responsibility to actively listen to communities and constructively collaborate in the mine design processes.

A summary video of local stakeholder interviews regarding the DeLamar Project can be viewed in the following link:

https://youtu.be/e5TE94AjJWI

National Mining Hall of Fame Induction

Integra is proud to announce the recent induction of Carolyn Loder, Integra Board member and Chair of the Board's ESG Committee, into the National Mining Hall of Fame. This marks the first induction of a living woman into the Hall of Fame and is a testament to Carolyn's remarkable dedication to the mining industry spanning over four decades. Throughout her career, Carolyn has championed the preservation of mining viability while advocating the value that building robust and transparent relationships with Tribal Nations and local communities has, all while preserving access to vital mineral resources on public lands. Her efforts were nationally recognized when she received the U.S. Department of Agriculture's honor for her "Significant Contribution to the Nation's Energy Program", specifically for her work in safeguarding access to the nation's mineral resources. Her dedication to transparency and fairness earned her accolades from both Tribal Nation communities and the industry. Carolyn's significant influence continued as she served on the BLM Resource Advisory Council for Arizona, representing mining and energy, where she successfully garnered support for opposing the withdrawal of over a million acres from mineral entry in Arizona.

DeLamar Project Overview

The past producing DeLamar project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, is located in Owyhee County in southwest Idaho. Since acquiring the Project in 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden Preliminary Economic Assessment and Pre-feasibility Study. A copy of the full Report is available on the Company's website and has been filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

About Integra Resources

Integra is one of the largest precious metals exploration and development companies in the Great Basin of the Western USA. Integra is currently focused on advancing its three-flagship oxide heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Wildcat Project and Mountain View Project located in western Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada, and Arizona. Integra's long-term vision is to become a leading USA-focused mid-tier gold and silver producer.

ON BEHALF OF THE BOARD OF DIRECTORS

Jason Kosec
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; magnitude or quality of mineral deposits; the anticipated advancement of the Company's mineral properties and project portfolios; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the Company's ability to complete its planned exploration programs; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and management's ability to anticipate and manage the foregoing factors and risks. Although the Companies have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 17, 2023 for the fiscal year ended December 31, 2022, and Millennial's management's discussion and analysis dated April 28, 2023 for the fiscal year ended December 31, 2022.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.